UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated September 4, 2015

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

CNPJ/MF n.º 60.643.228/0001-21

NIRE 35.300.022.807

(a publicly held company)

MINUTES OF THE ORDINARY BOARD OF DIRECTORS MEETING

HELD ON AUGUST 27, 2015

Date, Time and Place: Held on August 27, 2015, at 08:30 AM, at Rua Fidêncio Ramos, 302, 4th floor, Tower B, Building Vila Olímpia Corporate, Vila Olímpia, in the City of São Paulo, State of São Paulo

Call notice: The Board of Directors members were dully called pursuant the item 6 of its Rules of Procedures.

Attendance: Present the majority active members of the Company’s Board of Directors: Messrs. José Luciano Duarte Penido (Chairman of the Board of Directors); Alexandre Gonçalves Silva; Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; João Carvalho de Miranda; João Henrique Batista de Souza Schmidt; Marcos Barbosa Pinto; Raul Calfat; and Victor Tito (alternate of Mr. Julio Cesar Maciel Ramundo).

Meeting Board:	Mr. José Luciano Duarte Penido — Chairman.
Mrs. Claudia Elisete Rockenbach Leal — Secretary.

Agenda: In accordance with the terms of the article 17 of the Company’s Bylaws, (i) appoint a new member to integrate the Personnel and Remuneration Committee of the Company and ratify its composition; and (ii) approve the review and ratify the Corporate Policies of the Company.

Resolutions: After discussion and analysis of the matters included on the Agenda, the following resolutions were passed without reservations and/or qualifications, by the unanimous vote of the Directors in order to:

(i)                 Nominate Mr. João Batista Ferreira Dornellas, Brazilian citizen, married, businessman, bearer of ID card RG no. M2957589, issued by SSP/MG, enrolled with CPF/MF under no. 530.454.596-68, resident and domiciled in the City of São Paulo, State of São Paulo, at Avenida José Galante, no. 474/181, Vila Suzana, Zip Code 05642-001, to exercise the position of member of the Company’s Personnel and Remuneration Committee, with effects as of September 1st, 2015. Therefore, the Board of Directors ratify the composition of the Personnel and Remuneration Committee, whose term of office will always match with the term of members of Board of Directors, as follows:

PERSONNEL AND REMUNERATION COMMITTEE

Coordinator and member:	Alexandre Gonçalves Silva
Members:	Gilberto Lara Nogueira
João Batista Ferreira Dornellas
José Luciano Duarte Penido
Secretary:	Luiz Fernando Torres Pinto
Invited:	Eduardo Rath Fingerl

(ii)              Ratify the following Corporate Policies of the Company, which are available at the Company’s headquarters and on the Company’s webpage:

•                  Market Risk Management Policy;

•                  Indebtedness and Liquidity Management Policy;

•                  Interest Rate Risk Management Policy;

•                  Pulp Price Risk Management Policy; and

•                  Cash Investment Management Policy.

Also, approve the review of the following Corporate Policies of the Company, which are available at the Company’s headquarters and on the Company’s webpage, as the case may be, pursuant to the Schedules I, II and III to these Minutes, respectively:

•                  Foreign Exchange Risk Management Policy;

•                  Counterparty and Issuer Risk Management Policy; and

•                  Ombudsman Policy.

Closing:  There being nothing else to address, the meeting was closed and these minutes were transcribed, read, found to be accurate, approved and signed by all the members of the Board. Attendance: José Luciano Duarte Penido — Chairman of the Board of Directors and Chair of the Meeting; Alexandre Gonçalves Silva; Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; João Carvalho de Miranda; João Henrique Batista de Souza Schmidt; Marcos Barbosa Pinto; Raul Calfat; Victor Tito (alternate of Mr. Julio Cesar Maciel Ramundo); and also Claudia Elisete Rockenbach Leal — Secretary

São Paulo, August 27, 2015

We certify that the present instrument is a true copy of the Minutes of the Ordinary Board of Directors Meeting held on August 27, 2015, recorded in the appropriate book.

José Luciano Duarte Penido	Claudia Elisete Rockenbach Leal
Chairman	Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 4, 2015

Fibria Celulose S.A.

	By:	/s/ Guilherme Perboyre Cavalcanti
	Name:	Guilherme Perboyre Cavalcanti
	Title:	CFO and IRO